

Mail Stop 3561

April 8, 2008

Mr. Thomas J. Webb
Executive Vice President & Chief Financial Officer
CMS Energy Corporation
Consumers Energy Company
One Energy Plaza
Jackson, Michigan 49201

> **RE:** **CMS Energy Corporation**
> **File No. 1-9513**
> **Consumers Energy Company**
> **File No. 1-5611**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 21, 2008**
> **Form 8-K filed March 14, 2008**

Dear Mr. Webb:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. Thomas J. Webb
Executive Vice President & Chief Financial Officer
CMS Energy Corporation
Consumers Energy Company
April 8, 2008
Page 2

Form 10-K for Fiscal Year Ended December 31, 2007

Item 8. Financial Statements and Supplementary Data, page 40

CMS Energy Corporation Consolidated Financial Statements, page CMS-35

Note 4: Financing and Capitalization, page CMS-68

1.      Please tell us why Schedule I is no longer included in your filing pursuant to
        Rules 5-04 and 12-04 of Regulation S-X.  Likewise, tell us your consideration of
        the applicability of the footnote disclosure requirement in Rule 4-08(e)(3)(ii) of
        Regulation S-X.

Note 9: Income Taxes, page CMS-85

2.      Please tell us the nature and amount of the deferred tax assets recognized upon
        adoption of FIN 48 and why a valuation allowance of $100 million was required.
        Also tell us how much of the $100 million valuation allowance recorded upon
        adoption of FIN 48 was reversed into income in fiscal 2007 and explain the
        change in facts and circumstances that led to the reduction of the valuation
        allowance.

Form 8-K filed March 14, 2008

3.      Tell us how you have complied with Regulation G with respect to each of the
        non-GAAP measures included in Exhibit 99.1, including but not limited to
        historical and forecasted adjusted EPS, adjusted EPS by business segment and
        free cash flow before capital expenditures and dividends.

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response.  Please furnish a letter that keys your responses to our
comments and provides any requested information.  Detailed letters greatly facilitate our
review.  Please understand that we may have additional comments after reviewing your
responses to our comments.  Please submit your response letter on EDGAR.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filings include all information required
under the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision.  Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

Mr. Thomas J. Webb
Executive Vice President & Chief Financial Officer
CMS Energy Corporation
Consumers Energy Company
April 8, 2008
Page 3

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336.  In his absence, direct your questions to Robyn Manuel at (202) 551-3823.  Any other questions may be directed to me at (202) 551-3344.

Sincerely,


William Thompson
Branch Chief